Bank of America, N.A.

Form SBSE-A

Supplemental Filing Attachment:

Amendment to Schedule B, Section II

Item 13B

July 31, 2026

Bank of America, N.A. - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form

Firm or Organization Name	UIC	Street Address 1	Street Address 2	City	State/Country	Zip + 4 Postal Code	Effective Date MM DD YYYY	Termination Date MM DD YYYY	Description
SHANGHAI CLEARING HOUSE		No. 2 East Beijing Road, Huangpu District		Shanghai	China	200002	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	F3JS33DEI6XQ4ZBPTN86	Kungsträdgårdsgatan 8		Stockholm	Sweden	SE-106 40	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300ND1MQ8SNNYMJ22	2 Tornimäe Street		Tallinn	Estonia	15010	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300YW95G1VBBGGV07	Meistaru iela 1, Valdlauci, Kekavas pag.		Rigas raj	Latvia	LV-1076	10/26/2021		Third Party arrangement with others

									with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300SBPFE9JX7N8J82	Gedimino ave.12		Vilnius	Lithuania	01103	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SOCIETE GENERALE MAROCAINE DE BANQUES SA	549300WHIMVBNIDQWK21	55, Boulevard Abdelmoumen		Casablanca	Morocco	20100	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANBIC IBTC BANK PLC	029200098C3K8BI2D551	I.B.T.C Place, Walter Carrington Crescent, Victoria Island		Lagos	Nigeria		10/26/2021	09/30/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK (INDONESIA BRANCH)	RILFO74KP1CM8P6PCT96	World Trade Center II, 3rd Floor	Jl.Jend. Sudirman Kav.29-31	Jakarta	Indonesia	12920	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, BAHRAIN BRANCH	RILFO74KP1CM8P6PCT96	Manama Main Branch, Building no.180, Government Avenue		Manama	Kingdon of Bahrain	315	10/26/2021	07/31/2025	Third Party arrangement with others with respect to Custody,

									Clearance, or Settlement
STANDARD CHARTERED BANK, DIFC BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Building 1	DIFC, 4th Floor, PO Box 999	Dubari	UAE		10/26/2021	02/28/2025	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, OMAN BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Bait Al Falaj Street		Ruwi	Sultanate of Oman		10/26/2021	08/31/2025	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, UAE BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Building 1	DIFC, 4th Floor, PO Box 999	Dubari	UAE		04/01/2025	05/30/2025	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STATE STREET BANK AND TRUST COMPANY	549300ZFEEJ2IP5VME73	State Street Financial Center 1 Lincoln Street		Boston	MA	02111	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THAILAND SECURITIES DEPOSITORY COMPANY LIMITED	254900IJQ6ZM0PD20H32	14th Floor, 93 Ratchadaphisek Road		Dindaeng	Thailand		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

THE BANK OF NEW YORK MELLON	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	NY	10286	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
The Branch of CITIBANK, N.A. in the Republic of Argentina	579100KKDGKCFFKKF005	Bartolomé Mitre 530 –3rd floor		Buenos Aires	Argentina	C1036AAJ	10/26/2021	05/31/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE CLEARING CORPORATION OF INDIA LIMITED	335800CNVQFGRCP1PR55	CCIL BHAVAN, S. K. BOLE ROAD, DADAR (WEST)		MUMBAI	IN-MH	400028	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE DEPOSITORY TRUST COMPANY INC	MLDY5N6PZ58ZE60QU102	55 Water St		New York	NY	10041	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE STANDARD BANK OF SOUTH AFRICA LTD	QFC8ZCW3Q5PRXU1XTM60	Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street		Johannesburg	South Africa	2001	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

U.S. BANK NATIONAL ASSOCIATION	6BYL5QZYBDK8S7L73M02	425 Walnut Street		Cincinnati	OH	45202	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S.	KR6LSKV3BTSJRD41IF75	Želetavská 1525/1		Praha 4 - Michle	Czech Republic	140 92	10/26/2021	09/30/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK HUNGARY ZRT.	Y28RT6GGYJ696PMW8T44	Szabadság tér 5-6.		Budapest	Hungary	HU-1054	10/26/2021	09/30/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANKA SLOVENIJA d.d.	549300O2UN9JLME31F08	Šmartinska 140		Ljubljana	Slovenija/Slovenia	SI-1000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
WELLS FARGO BANK, NATIONAL ASSOCIATION	KB1H1DSPRFMYMCUFXT09	301 South College Street		Charlotte	NC	28202	1/1/2024	02/28/2025	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
ZAGREBACKA BANKA D.D.	PRNXTNXHBI0TSY1V8P17	Savska 62		Zagreb	Croatia	10000	10/26/2021		Third Party arrangement

									with others with respect to Custody, Clearance, or Settlement
CITIBANK KOREA INC.	745P3MMS7E8CUVXDRJ82	50, Saemunan-ro, Jongno-gu		Seoul	South Korea	03184	03/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
KOREA EXCHANGE	549300TJ3RRV6Q1UEW14	40, Munhyeongeumyung-ro	Nam-gu, Busan, 50F, BIFC	Busan Metropolitan City KR-26	South Korea	48400	03/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
TAIWAN FUTURES EXCHANGE CO., LTD.	549300J778QS7XTS7440	14th Floor, 100 Roosevelt Road	Section 2	Taiwan	Taiwan	100404	03/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
CREDITEX LLC	549300MTPNQ2UHMICT12	3411 SILVERSIDE ROAD	TATNALL BUILDING 104	Wilmington	Delaware	19810	04/01/2024	03/31/2026	Third Party arrangement with others with respect to Execute or Trade
THE BANK OF NEW YORK MELLON, LONDON BRANCH	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	NY	10286	07/01/2024	01/31/2026	Third Party arrangement with others with respect to Custody,

									Clearance, or Settlement
TRADITION SEF LLC	549300MBO45EHETL4438	850 NEW BURTON ROAD	SUITE 201	Dover	DE	19904	08/01/2024		Third Party arrangement with others with respect to Execute or Trade
WEMATCH.LIVE LLC	9845004CA04V768BFF14	CORPORATION TRUST CENTER 1209 ORANG		Wilmington	DE	19801	09/01/2024		Third Party arrangement with others with respect to Execute or Trade
INDUSTRIAL AND COMMERCIAL BANK OF CHINA ARGENTINA S.A.	5493002ERZU2K9PZDL40	55 Fuxingmennei Avenue	Xicheng District	Beijing	China	100140	09/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
360 TRADING NETWORKS INC	5493006UQP8F8P24HJ68	521 5th Avenue		New York City	New York	10175	10/01/2024		Third Party arrangement with others with respect to Execute or Trade
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.	549300R4IG1TWPZT5U32	5660 New Northside Drive North West		Atlanta	US-GA	30328	10/01/2024		Third Party arrangement with others with respect to Execute or Trade
NEX SEF LIMITED	2138008LPQ92DIHKHY20	LONDON FRUIT AND WOOL EXCHANGE	1 DUVAL SQUARE	London	United Kingdom	E1 6PW	10/01/2024		Third Party arrangement with others with respect to

									Execute or Trade
CIBC MELLON TRUST COMPANY	549300IYUUH221WBZ505	900-1 York Street		Toronto	Canada	M5J 0B6	11/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
CME GROUP INC.	LCZ7XYGSLJUHFXXNXD88	C/O THE CORPORATION TRUST COMPANY	CORPORATION TRUST CENTER, 1209 ORANGE ST	WILMINGTON	Delaware	19801	12/01/2024		Third Party arrangement with others with respect to Execute or Trade
ICE SWAP TRADE, LLC	549300MJXRX8C2XQEX97	C/O UNITED AGENT GROUP INC.	1521 CONCORD PIKE SUITE 201	WILMINGTON	Delaware	19803	12/01/2024		Third Party arrangement with others with respect to Execute or Trade
KYTE BROKING LIMITED	1ZU7M6R6N6PXYJ6V0C83	55 BAKER STREET		LONDON	United Kingdom	W1U 8EW	12/01/2024		Third Party arrangement with others with respect to Execute or Trade
TRADEWEB GLOBAL LLC	5493009DYKOCXWBRC524	C/O CORPORATION SERVICE COMPANY	251 LITTLE FALLS DRIVE	WILMINGTON	Delaware	19808	12/01/2024	02/28/2025	Third Party arrangement with others with respect to Execute or Trade
AEGIS SEF, LLC	254900ZH79LFSDGGAC34	C/O THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER	1209 ORANGE ST	WILMINGTON	Delaware	19801	01/01/2025		Third Party arrangement with others with respect to Execute or Trade
ABBEYX LTD		Collingham House, 10-12 Gladstone	Wimbleton	London	United Kingdom	SW19 1QT	02/01/2025		Third Party arrangement with others

		Road							with respect to Execute or Trade
EUROCLEAR BANK SA	549300OZ46BRLZ8Y6F65	1 Boulevard du Roi Albert II		Brussels	Belgium	B – 1210	02/01/2025		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
CURRENEX, INC.	549300NUJ7MUQK1GG89 2	1230 Avenue of the Americas	18th Floor	New York	NY	10020	05/01/2025		Third Party arrangement with others with respect to Execute or Trade
LMAX PTE LTD	213800Y3VHH1WHLQIZ25	138 MARKET STREET, #14-03	CAPITAGREEN, CENTRAL SINGAPORE	SINGAPORE	SINGAPORE	048946	09/01/2025		Third Party arrangement with others with respect to Execute or Trade
REACTIVE MARKETS LIMITED	984500C1F0FBE696TE04	Rivers Lodge, West Common		Harpenden	United Kingdom	AL5 2JD	10/01/2025		Third Party arrangement with others with respect to Execute or Trade
NASDAQ, INC.	549300L8X1Q78ERXFD06	C/O THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER	1209 ORANGE ST	WILMINGTON	Delaware	19801	10/01/2025	01/31/2026	Third Party arrangement with others with respect to Execute or Trade
MARKETAXESS CORPORATION	GPSMMRI21JE7ZCVYF972	c/o CORPORATION SERVICE COMPANY	251 LITTLE FALLS DRIVE, New Castle	WILMINGTON	Delaware	19808	10/01/2025		Third Party arrangement with others with respect to Execute or Trade

CITIBANK NA (PHILIPPINES BRANCH)	E57ODZWZ7FF32TWEFA76	Citibank N.A. Philippine Branch, 16th Floor, Citibank Plaza, 34th St	Bonifacio Global City, Taguig City	Metro Manila	Philippines	1634	12/01/2025		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
CLEARSTREAM BANKING S.A.	549300OL514RA0SXJJ44	11 Westferry Circus	Canary Wharf	London	United Kingdom	E14 4HE	02/01/2026		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
The Branch of CITIBANK, N.A. in the Republic of Argentina	579100KKDGKCFFKKF005	Bartolomé Mitre 530 –3rd floor		Buenos Aires	Argentina	C1036AAJ	02/01/2026		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SPARK SYSTEMS PTE. LTD.	25490021U1BBBBK32S51	80 Robinson Road #21-03 068898		Singapore	Singapore	SG-01 SG	02/01/2026		Third Party arrangement with others with respect to Execute or Trade
BLUEX LIMITED	254900NK7VANUUP0V227	Ground Floor, Harbour Reach La Rue de Carteret		St. Helier Jersey	UNITED KINGDOM	JE2 4HR	02/01/2026		Third Party arrangement with others with respect to Execute or Trade
LIMPID MARKETS LTD	213800FLWI44528IFW63	13 CASTLE STREET		St. Helier Jersey	UNITED KINGDOM	JE2 3BT	03/01/2026		Third Party arrangement with others with respect to Execute or Trade